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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                          SEC FILE NO. 000-27267

(Check One):
Form 10-K |X|   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]   Form N-SAR [ ]

For Period Ended: December 31, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         I/OMAGIC CORPORATION
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Full Name of Registrant:

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Former Name if Applicable

         4 MARCONI
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Address of Principal Executive Office (Street and Number)

         IRVINE, CALIFORNIA  92618
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         THE REGISTRANT WAS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-K IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE REGISTRANT HAS BEEN INVOLVED IN A RESTATEMENT OF PRIOR YEAR AND INTERIM PERIOD FINANCIAL STATEMENTS, WHICH HAS REQUIRED SIGNIFICANT EFFORT AND EXPENSE AND RESULTED IN THE DELAY IN COMPLETING ITS ANNUAL AUDIT FOR THE YEAR ENDED DECEMBER 31, 2006. MANAGEMENT AND THE REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAVE BEEN WORKING DILIGENTLY TO COMPLETE THE FINANCIAL DISCLOSURES IN THE FORM 10-K AND ANTICIPATE THAT THE REPORT WILL BE FILED NO LATER THAN THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

THOMAS L. GRUBER                      (949)                     707-4800
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(Name)                             (Area Code)               (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

         THE FOLLOWING RESULTS OF OPERATIONS ARE UNAUDITED AND PRELIMINARY. THE REGISTRANT'S RESULTS OF OPERATIONS COULD BE MATERIALLY DIFFERENT FROM THE UNAUDITED PRELIMINARY RESULTS OF OPERATIONS SET FORTH BELOW.

         THE REGISTRANT ANTICIPATES REPORTING NET SALES OF APPROXIMATELY $45.7 MILLION FOR THE YEAR ENDED DECEMBER 31, 2006, AN INCREASE OF APPROXIMATELY $7.9 MILLION COMPARED TO THE APPROXIMATELY $37.8 MILLION IN NET SALES REPORTED FOR 2005. THE INCREASE IN NET SALES PRIMARILY RESULTED FROM INCREASED SALES OF THE REGISTRANT'S GIGABANK(TM) LINE OF PRODUCTS AND ADDITIONS TO THE REGISTRANT'S CUSTOMER BASE.

         THE REGISTRANT ANTICIPATES REPORTING A NET LOSS OF APPROXIMATELY $0.2 MILLION FOR THE YEAR ENDED DECEMBER 31, 2006, A DECREASE OF APPROXIMATELY $1.7 MILLION COMPARED TO A NET LOSS OF $1.8 MILLION REPORTED FOR 2005. THE DECREASE IN NET LOSS PRIMARILY RESULTED FROM THE RECOGNITION OF A LITIGATION SETTLEMENT IN 2006 IN THE AMOUNT OF $2.4 MILLION.

         BASIC AND DILUTED LOSS PER SHARE ARE ANTICIPATED TO BE $0.04 BASED UPON APPROXIMATELY 4.5 MILLION BASIC AND DILUTED WEIGHTED-AVERAGE SHARES OUTSTANDING FOR THE YEAR ENDED DECEMBER 31, 2006, AS COMPARED TO BASIC AND DILUTED LOSS PER SHARE OF $0.40 BASED UPON APPROXIMATELY 4.5 MILLION BASIC AND DILUTED WEIGHTED-AVERAGE SHARES OUTSTANDING FOR 2005.

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                              I/OMAGIC CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     APRIL 2, 2007             By: /S/ THOMAS L. GRUBER
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                                       Thomas L. Gruber, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).